September 8, 2006	Neal H. Brockmeyer
Shareholder
Neal.Brockmeyer@hellerehrman.com
Direct +1.213.689.7507
Main +1.213.689.0200
Fax +1.213.614.1868

11110.0015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer R. Hardy

Re:  SAIC, Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-128021

Ladies and Gentlemen:

On behalf of SAIC, Inc. (the “Company”), we are filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-128021) initially filed by the Company with the Commission on September 1, 2005 (the “Registration Statement”). We are also providing separately with a copy of this letter three courtesy copies of the Amendment, marked to show changes from Amendment No. 3.

The Amendment contains the financial statements and other financial disclosures that were included in the Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2006, filed by Science Applications International Corporation (“SAIC”). In order to complete the offering contemplated by the Registration Statement, SAIC’s stockholders must approve the reorganization merger described in the Registration Statement. A special meeting of stockholders of SAIC is scheduled to be held for such purpose on September 27, 2006.

If SAIC’s stockholders approve the merger agreement and related matters, the Company plans to file Amendment No. 5 to the Registration Statement, which will contain preliminary price range information. Upon filing, the Company expects to print a preliminary prospectus and commence a road show, unless the Company becomes aware of outstanding substantive issues raised by the Staff. Thereafter, the Company expects to seek to have the Registration Statement declared effective in mid to late October 2006.

Set forth in italicized print below are the Staff’s comments to Amendment No. 3 in its July 14, 2006 letter followed by the Company’s responses:

1. You state in the November 8, 2005 response to comment 3 in our October 28, 2005 letter that you will provide us copies of the draft artwork for review before requesting acceleration of the registration statement’s effectiveness. We await receipt of the draft artwork.

The requested draft artwork has previously been provided for review by the Staff.

Heller Ehrman LLP 333 South Hope Street, 39th Floor Los Angeles, CA 90071-3043 www.hellerehrman.com

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Silicon Valley        Singapore        Washington, D.C.

Securities and Exchange Commission
September 8, 2006

2. You state in the November 8, 2005 response to comment 7 in our October 28, 2005 letter that you will file the required legal opinion and underwriting agreement with a subsequent amendment to the S-1 and will consider providing us supplemental copies as suggested in the comment. To expedite our review, we reiterate our suggestion to provide us draft copies of the underwriting agreement and legality opinion before you file them by amendment.

The form of legal opinion has previously been provided for review by the Staff and is being filed as an exhibit with the Amendment. Copies of the underwriting agreement will be provided supplementally to the Staff and will be filed as an exhibit with Amendment No. 5 to the Registration Statement.

3. After SAIC, Inc. or SAIC includes the initial public offering price range of the common stock, the pro forma earnings per share information, and the capitalization table information in the registration statement, we may have accounting comments on the disclosures.

This information will be included in Amendment No. 5, and the Company acknowledges that there may be accounting comments on these disclosures. The Company intends to request a review by, or discussion with, the Staff regarding the pro forma earnings per share and capitalization table prior to filing Amendment No. 5.

If you should have any questions regarding the Amendment, please contact the undersigned at (213) 689-7507.

Sincerely,

/s/    NEAL H. BROCKMEYER

Neal H. Brockmeyer

Enclosures

cc: Douglas E. Scott, Esq., SAIC, Inc.